                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                                QuesTech, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   74835710
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 8 pages

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CUSIP NO. 74835710                  13G                   PAGE  2  OF 8  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vincent L. Salvatori


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [X]
                                                         (b) [ ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America


                    5    SOLE VOTING POWER

                                 37,888


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                    150,410
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                        12,000


                    8    SHARED DISPOSITIVE POWER

                                 150,410


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               188,298


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               11.7%

12   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!



                              Page 2 of 8 pages
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CUSIP NO.  74835710                 13G                   PAGE  3  OF 8  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sebastian L. Musco


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [X]
                                                         (b) [ ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

                    5    SOLE VOTING POWER

                              150,480


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                     0
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     150,480


                    8    SHARED DISPOSITIVE POWER

                                  0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             150,480


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                 *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.3%

12   TYPE OF REPORTING PERSON*

               IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!



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ITEM 1.

            (a)         NAME OF ISSUER:  QuesTech, Inc.

            (b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                              200 Harry S. Truman Parkway, Suite 330
                              Annapolis, MD  21401

ITEM 2.

            (a)         NAME OF PERSON FILING:

                        1.    Vincent L. Salvatori
                        2.    Sebastian P. Musco

            (b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                        RESIDENCE:

                        1.    200 Harry S. Truman Parkway, Suite 330
                              Annapolis, MD  21401

                        2.    200 Harry S. Truman Parkway, Suite 330
                              Annapolis, MD  21401

            (c)         CITIZENSHIP:

            The reporting persons are U.S. citizens.

            (d)         TITLE AND CLASS OF SECURITIES:

            Common Stock

            (e)         CUSIP NUMBER:  74835710

ITEM 3. INFORMATION REQUIRED WHERE STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

            Not applicable.




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ITEM 4.     OWNERSHIP

            (a)         AMOUNT BENEFICIALLY OWNED

                        1.          Vincent L. Salvatori . . . . . . . . 188,298

                                    This number includes 150,410 shares jointly held by Mr. Salvatori and his spouse;
                                    25,888 shares over which he has sole voting power pursuant to an agreement with the shareholder; and 12,000 shares granted under options currently exercisable under option plans of the Issuer. It does not include 60,000 shares granted under options not currently exercisable, or 176,331 shares held in the Stock Employee Compensation Trust (the "SECT") of which Mr. Salvatori is one of five trustees. In addition, Mr. Salvatori has the ability to direct the vote of 72,000 shares held in the SECT as the holder of unexercised options for 72,000 shares.

                        2.          Sebastian P. Musco . . . . . . . . . 150,480

                                    This number includes 149,480 shares held by Mr. Musco as Trustee of the Musco Family Trust, and 1,000 shares granted under options currently exercisable under option plans of the Issuer; it does not include 5,000 shares granted under options not currently exercisable, or 176,331 shares held in the SECT of which Mr. Musco is one of five trustees. In addition, Mr. Musco has the ability to direct the vote of 6,000 shares held in the SECT as the holder of unexercised options for 6,000 shares.

            (b)         PERCENT OF CLASS

                        1.          Vincent L. Salvatori . . . . . . . . . 11.7%
                        2.          Sebastian P. Musco . . . . . . . . . .  9.3%

            (c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i)         SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                    1.   Vincent L. Salvatori . . . . .  37,888
                                    2.   Sebastian P. Musco . . . . . . 150,480




                                  PAGE 5 OF 8
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                        (ii)        SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                    1.   Vincent L. Salvatori . . . . . 150,410
                                    2.   Sebastian P. Musco . . . . . .       0

                       (iii)        SOLE POWER TO DISPOSE OR TO DIRECT THE
                                    DISPOSITION OF

                                    1.   Vincent L. Salvatori . . . . .  12,000
                                    2.   Sebastian P. Musco . . . . . . 150,480

                        (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    1.   Vincent L. Salvatori . . . . . 150,410
                                    2.   Sebastian P. Musco . . . . . .       0


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON

            None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            A group is filing this schedule pursuant to Rule 13d-1(c). An exhibit is attached stating the identity of each member of the group.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.




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ITEM 10.    CERTIFICATION

            Not applicable since the statement is not being filed pursuant to Rule 13d-1(b).

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998                     By: /s/ VINCENT L. SALVATORI
                                                -------------------------------
                                                Vincent L. Salvatori




                                             By: /s/ SEBASTIAN P. MUSCO
                                                -------------------------------
                                                Sebastian P. Musco




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                                    EXHIBITS

Exhibit 1.  MEMBERS OF THE GROUP

            The members of the group filing this Schedule 13G are Vincent L. Salvatori and Sebastian P. Musco. They are parties to a Fourth Shareholders Agreement of QuesTech, Inc., dated December 16, 1983, as amended, under which they have agreed to vote their respective shares for one another as directors of the Issuer.

Exhibit 2.  JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of QuesTech, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such Statement.

            In evidence of this, the undersigned hereby execute this Agreement this 13th day of February, 1998.

                                            By: /s/ VINCENT L. SALVATORI
                                                -------------------------------
                                                Vincent L. Salvatori



                                            By: /s/ SEBASTIAN P. MUSCO
                                                -------------------------------
                                                Sebastian P. Musco



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